Exhibit 99.1	NEWS RELEASE RARE ELEMENT RESOURCES LTD TSX-V: RES August 17, 2010 Ref: 17-2010

Rare Element to commence trading on the NYSE Amex

Vancouver B.C. - Rare Element Resources Ltd. (TSX-V: RES) is pleased to announce that its common shares have been authorized for listing on the NYSE Amex (“AMEX”) in the United States and trading will commence on Wednesday, August 18, 2010 under the ticker symbol “REE”. The Company’s common shares will continue to be listed on the TSX Venture Exchange under the symbol “RES” in Canada.

The AMEX listing will give a broad variety of investors easier access to trading in the common shares of Rare Element and provide an additional platform for the Company to access new investors who are looking for investments in Rare Earths focused companies.

Mark T. Brown, CFO, noted that “we expect this new listing will enhance our liquidity due to making trading in our shares easier for both U.S. and some foreign investors, and that our visibility will be increased due to this new listing. It also is logical considering that the Bear Lodge rare-earths project, with excellent nearby infrastructure, is located in the mining friendly state of Wyoming, USA.”

Rare Element’s common shares have also regularly traded in the U.S. on the OTC pink sheets market under the symbol “RRLMF”, and in Germany on the Frankfurt Stock Exchange under the symbol “R8V”. In addition, like many companies listed in Canada, trades in the Company’s shares are often completed on alternative trading platforms which regularly account for approximately 10% of the trading volume in Canada for Rare Element’s common shares.

Rare Element Resources Ltd. (TSX-V:RES) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property.

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys, additives in ceramics and glass, petroleum cracking catalysts, and a number of critical military applications. China currently produces more than 95% of the 130,000 metric tonnes of rare-earths consumed annually worldwide, and China has been reducing its exports of rare earths each year. The rare-earth market is growing rapidly, and is projected to accelerate if the green technologies are implemented on a broad scale.

ON BEHALF OF THE BOARD

“Mark T. Brown”

Mark T. Brown, CA, CFO & Director

For information, refer to the Company’s website at www.rareelementresources.com or contact:

Mark T Brown, CFO, (604) 687-3520 ext 242 mtbrown@pacificopportunity.com .

Donald E Ranta, (604) 687-3520 don@rareelementresources.com

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person. Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101. This news release was prepared by Company management, which takes full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.